EXHIBIT (e)(5)
BANKRATE, INC.
11760 U.S. Highway One, Suite 200
North Palm Beach, Florida 33408
June 30, 2009
STRICTLY CONFIDENTIAL
APAX PARTNERS, L.P.
153 East 53rd Street, 53rd Floor
New York, New York 10022
Attn: Mitch Truwit
Dear Mitch:
     Apax Partners, L.P. (“Apax” or “you”), has provided Bankrate, Inc. (the “Company”, “we” or “us”), with a nonbinding proposal (the “Proposal”) relating to an acquisition of all of the outstanding stock of the Company for $30.50 in cash per share of such stock (the “Transaction”).
     In recognition of the Proposal you have made, and in order to induce you to finalize due diligence and enter into negotiations towards agreeing definitive documentation with respect to the Transaction and continue to incur expenses therewith, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, we hereby agree that until 5:00 p.m. (New York time) on July 20, 2009 (the “Termination Date”): neither the Company, nor any affiliate of the Company, will directly or indirectly: (x) solicit, negotiate, encourage, initiate or otherwise discuss (including continuing any current discussions or negotiations) with any person or entity other than Apax and its affiliates and advisors, regarding the sale, directly or indirectly, of any interest in the capital stock or any substantial portion of the assets of the Company or any of its subsidiaries, or any merger, consolidation or recapitalization directly or indirectly involving the Company or any of its subsidiaries, or any similar transaction (each a “Third Party Transaction”); (y) furnish for the purpose of facilitating a proposal for, or with a view to, a Third Party Transaction any non-public information concerning the Company to any person or entity other than Apax, its affiliates and its officers, directors, agents, shareholders, representatives (including but not limited to financial advisors, consultants, accountants, attorneys and other agents) or employees (“Representatives”); or (z) permit any of its Representatives to do any of the foregoing. In furtherance of the foregoing, we and you agree to proceed in good faith with respect to your due diligence and our negotiations to reach agreement on the terms of definitive documentation with respect to the Transaction. All notices to third parties, press releases and other publicity concerning the Transaction shall be jointly planned and coordinated by you and us. Neither of us will act unilaterally in this regard, except as may be required by law, without the other’s prior approval.
     Except as set forth in the this letter agreement and the Confidentiality Agreement, (i) there is no binding agreement between the Company and Apax or any of its affiliates and (ii) there will be no contract or agreement between us until definitive documentation is complete and executed. Without limiting the foregoing, nothing in this letter agreement shall be deemed or construed to constitute an agreement to negotiate or reach an agreement. This agreement will expire, and be of no further force or effect, at 5:00 p.m. New York City time on the Termination Date or such earlier date as we and you may mutually agree.
     This letter agreement may be amended, modified or waived only by a separate writing executed by each of the parties hereto. This letter agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts or choice of laws principles.
     The Company and Apax each understand and agree that money damages would not be an adequate remedy for any breach of this letter agreement and therefore agree to any specific performance and/or injunctive or such other relief as a court of competent jurisdiction may deem just and proper in order to enforce this agreement in respect to any threatened or actual breach and, to the extent permitted by applicable law, waive any objection to the imposition of such relief. The failure to exercise or delay in exercising a right or remedy provided by this letter or by law does not impair or constitute a waiver of the right or remedy or an impairment of or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this letter or by law prevents further exercise of the right or remedy or the exercise of another right or remedy. The rights and remedies in this letter are cumulative and not exclusive of rights or remedies provided by law.
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Very truly yours, BANKRATE, INC.
By:	/s/ Thomas R. Evans
	Name:	Thomas R. Evans
	Title:	President and CEO

Accepted and Acknowledged
Dated: ___
APAX PARTNERS, L.P.

By:	/s/ Christian Stahl
Name: Christian Stahl Title: Partner